Exhibit 99.1

MDJM LTD Enters into Primary Real Estate Agency Services Contract with Taida
Xincheng (Chengdu) Real Estate Co., Ltd.

TIANJIN, China, August 28, 2019 (GLOBE NEWSWIRE) -- MDJM LTD (Nasdaq: MDJH) (the “Company” or “MDJH”), an emerging, integrated real estate services company in China, announced today that the Company entered into a Primary Real Estate Agency Services Contract (the “Contract”) with Taida Xincheng (Chengdu) Real Estate Co., Ltd. (“TDXC”), a real estate developer in Chengdu, Sichuan Province, China.

TDXC is currently developing a real estate project (the “Project”) in Chengdu. TDXC plans to develop 359 units of residential properties for sale, approximately 45,005.91 square meters (484,439.58 square feet) in total.

According to the Contract, TDXC agrees to authorize the Company to act as the sole primary real estate services agency for the Project. TDXC also agrees to ensure the legality of the Project, cooperate with the Company in its sales of the residential properties of the Project, provide suitable facilities such as a sales office, evaluate and optimize the sales plan proposed by the Company, confirm the final sales plan and budget, and be responsible for implementation supervision and other associated activities. The Company agrees to be responsible for the appointment and management of a sales and marketing team, marketing planning and execution, sales operations management, compliance with market regulations, optimization of communication channels and methods, and other associated duties.

As part of the Contract, TDXC agrees to pay performance-based primary real estate agency services fees to the Company.

Mr. Siping Xu, Chairman and Chief Executive Officer of the Company, remarked, “We are pleased to announce this services contract with an outstanding partner, TDXC, as we expand our business in Chengdu. Based on current market prices, we estimate that our sales associated with the Project will amount to up to RMB580 million, generating RMB10 to 23 million services fees to our company, although actual future income may be different from our estimation due to market conditions. We look forward to continued collaboration with TDXC as we endeavor to provide premium real estate services in Chengdu.”

About MDJM LTD

Headquartered in Tianjin, China, MDJH is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers. Such services include integrated marketing planning, advertising planning and strategy. The Company also provides real estate consulting services and independent training services on an as needed basis. Currently, the Company’s primary market is the Tianjin Autonomous Municipality, and since 2014, the Company has expanded its market presence to other Chinese cities, including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with its existing core business, MDJH promotes the integration of urban and rural lifestyle. For further information regarding the Company, please visit: ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s annual report on Form 20-F and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com